SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 11, 2004

PrimaCom AG

(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-                   .

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG

By:	/s/ HANS-WERNER KLOSE

Name:	Hans-Werner Klose
Titles:	Member of the Management Board

By:	/s/ TONY ABRAHAM MERIN

Name:	Tony Abraham Merin
Titles:	Member of the Management Board

Date: October 11, 2004

On 30 September 2004, the Company missed an interest payment due under its €375,000,000 Convertible Second Secured Term Loan Facility (the “Second Secured Loan Facility”). Although adequate liquidity is available to meet the interest payment, the Company has elected, while discussions with its creditors are ongoing in order to find a consensual solution regarding the refinancing of the Company, not to pay interest on its Second Secured Loan Facility. The above default also triggers a cross default on the company’s Senior Credit Facility. This cross-default has been waived for an initial period of 30 days by the Company’s creditors under the Senior Credit Facility.

Contact:	Investor Relations
Tel. 06131 – 944 522, e-mail: investor@primacom.de
PrimaCom AG, An der Ochsenwiese 3, 55124 Mainz
www.primacom.de]

PrimaCom AG (OTC BB “PCAGY” and Geregelter Markt Frankfurt: “PRC” or ID No. “625910”, www.primacom.de) is a significant private cable network operator with over five percent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes two million homes and serves 1.3 million subscribers, approx. 1.0 million in Germany and approx. 300,000 in The Netherlands.